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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 50 )*

Food Technology Service, Inc.
(formerly Vindicator, Inc.)
(Name of Issuer)
Common Shares, $0.01 Par Value
(Title of Class of Securities)
344798103
(CUSIP Number)
Neil J. Gotfrit, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) (“MDS Nordion”)
447 March Road
Ottawa, Ontario, Canada K2K 1X8
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	344798103	Page	1	of	5

1	NAMES OF REPORTING PERSONS MDS Nordion

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,997

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

917,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,997

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	344798103	Page	2	of	5

1	NAMES OF REPORTING PERSONS Laboratoires MDS Quebec Ltée

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,997

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

917,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,997

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	344798103	Page	3	of	5

1	NAMES OF REPORTING PERSONS MDS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,997

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

917,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,997

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer
Shares of Common Stock, $0.01 par value
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA

Item 2.	Identity and Background

N/A

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction

Item 4 is hereby amended.

FTSI has incurred indebtedness to MDS Nordion. A portion of that indebtedness, namely $363,194US (the “Convertible Indebtedness”) is convertible into common shares of FTSI at 70% of the closing price on the last trade date prior to the date of exercise of the conversion right.

Since the 13D Amendment 49, filed with the SEC in February, 2007 (based on the closing share price on February 16, 2007 i.e., 70% of $2.85 or $1.995) the closing share price of FTSI decreased to $2.67 as of December 7, 2007. The conversion price therefore on December 10, 2007 is $1.869 (70% of $2.67).

At the close of business on December 10, 2007, Nordion beneficially owned 917,997 shares of stock, which constitutes approximately 31.20% of the outstanding shares of FTSI. The number of shares beneficially owned as of December 10, 2007 has been computed by aggregating (i) the number of shares that Nordion actually owns (723,672) and (ii) the number of shares into which Nordion could elect to convert the Convertible Indebtedness on the basis of the closing price as of December 7, 2007 (i.e., 70% of $2.67) or 194,325 shares. 2,756,458 shares of Food Technology Service Inc. were issued and outstanding as of December 10, 2007.

Item 5.	Interest in Securities of the Issuer

See Item 4 and 6.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated December 10, 2007, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Convertible Indebtedness to January 1, 2009.

Item 7.	Materials to be filed as Exhibits

N/A

4

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.
Dated: December 10, 2007

MDS NORDION, a division of MDS (Canada) Inc.
By:	/s/ Neil J. Gotfrit
	Name:	Neil J. Gotfrit
	Title:	Associate General Counsel & Secretary

MDS INC.
By:	/s/ Peter E. Brent
	Name:	Peter E. Brent
	Title:	Senior Vice President & General Counsel & Corporate Secretary

LABORATOIRES MDS QUEBEC LTEE.
By:	/s/ Peter E. Brent
	Name:	Peter E. Brent
	Title:	Vice President & Corporate Secretary

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